                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K


(Mark One)

              [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 29, 2000

                                      OR

              [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to _______


Commission file number:  1-5418


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      WETTERAU INCORPORATED MONEYBUILDER
                         PLAN AND TRUST FOR COLLECTIVE
                       BARGAINING EMPLOYEES, AS AMENDED

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                SUPERVALU INC.
                            11840 Valley View Road
                        Eden Prairie, Minnesota  55344

                       FINANCIAL STATEMENTS AND EXHIBITS

     The following financial statements of Wetterau Incorporated Moneybuilder Plan and Trust for Collective Bargaining Employees, as Amended are included herein:

1.   Independent Auditors' Report of KPMG LLP dated August 11, 2000.

2. Statement of Net Assets Available for Plan Benefits January 31, 2000 and February 28, 1999.

3. Statements of Changes in Net Assets Available for Plan Benefits for the eleven months ended January 31, 2000 and for the year ended February 28, 2000.

4. Notes to Financial Statements for the eleven months ended January 31, 2000 and the Year ended February 28 1999.

5.   Independent Auditors' Consent of KPMG LLP.

                                 SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Wetterau Incorporated Moneybuilder Plan and Trust for Collective Bargaining Employees, as Amended has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                 WETTERAU INCORPORATED MONEYBUILDER PLAN AND
                                 TRUST FOR COLLECTIVE BARGAINING EMPLOYEES, AS AMENDED

DATE: August 24, 2000            By:  SUPERVALU INC., the plan administrator



                                    By:  /s/ Pamela K. Knous
                                         -------------------
                                         Pamela K. Knous
                                         Executive Vice President and
                                         Chief Financial Officer

                    WETTERAU INCORPORATED MONEYBUILDER PLAN
                 AND TRUST FOR COLLECTIVE BARGAINING EMPLOYEES

                               Table of Contents

                                                                    Page

Independent Auditors' Report                                          1

Statements of Net Assets Available for Plan Benefits                  2

Statements of Changes in Net Assets Available for Plan Benefits       3

Notes to Financial Statements                                         4

                         Independent Auditors' Report

Administrative Committee
SUPERVALU INC.
Eden Prairie, Minnesota:

We have audited the accompanying statements of net assets available for plan benefits of Wetterau Incorporated Moneybuilder Plan and Trust for Collective Bargaining Employees (the Plan) as of January 31, 2000 and February 28, 1999, and the related statements of changes in net assets available for plan benefits for the eleven months ended January 31, 2000 and the fiscal year ended February 28, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of January 31, 2000 and February 28, 1999, and the changes in net assets available for plan benefits for the eleven months ended January 31, 2000 and the fiscal year ended February 28, 1999, in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP

August 11, 2000

                    WETTERAU INCORPORATED MONEYBUILDER PLAN
                 AND TRUST FOR COLLECTIVE BARGAINING EMPLOYEES


             Statements of Net Assets Available for Plan Benefits


                    January 31, 2000 and February 28, 1999


                                                             2000          1999
                                                          ----------    ----------
Assets:
  Investments in SUPERVALU INC. 401(k) Master Trust,
    at fair value                                         $      --     7,268,729

  Contributions receivable from employees                        --        19,639

Liabilities:
  Expenses payable                                               --        (3,797)
                                                          ----------    ---------

     Net assets available for plan benefits               $      --     7,284,571
                                                          ==========    =========

See accompanying notes to financial statements.

                    WETTERAU INCORPORATED MONEYBUILDER PLAN
                 AND TRUST FOR COLLECTIVE BARGAINING EMPLOYEES


        Statements of Changes in Net Assets Available for Plan Benefits


Eleven months ended January 31, 2000 and fiscal year ended February 28, 1999

                                                                   2000            1999
                                                                -----------     ----------
Additions:
 Investment income from SUPERVALU INC. 401(k) Master Trust:

   Interest and dividends                                       $     4,621         36,309
   Net appreciation in fair market value of investments             624,738        652,591
                                                                -----------     ----------

                                                                    629,359        688,900
 Contributions:
   Participants'                                                    332,259      1,031,041
                                                                -----------     ----------

          Total additions                                           961,618      1,719,941

Deductions:
 Distributions to participants                                   (1,908,499)      (199,504)
 Administrative expenses                                               (131)       (25,748)
                                                                -----------     ----------
          Total deductions                                       (1,908,630)      (225,252)

Transfers to other plans                                         (5,318,897)            --
Transfers to other plans within the Master Trust                 (1,018,662)       (52,491)
                                                                -----------     ----------

          Net increase (decrease)                                (7,284,571)     1,442,198

Net assets available for plan benefits:
 Beginning of period                                              7,284,571      5,842,373
                                                                -----------     ----------

 End of period                                                  $        --      7,284,571
                                                                ===========     ==========

See accompanying notes to financial statements.

                    WETTERAU INCORPORATED MONEYBUILDER PLAN
                 AND TRUST FOR COLLECTIVE BARGAINING EMPLOYEES

                         Notes to Financial Statements

                    January 31, 2000 and February 28, 1999

(1) Summary Description of the Plan

    The following description of the Wetterau Incorporated Moneybuilder Plan and Trust for Collective Bargaining Employees (the Plan) is provided for general information purposes only. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

    The Plan is a defined contribution plan and is subject to the provisions of Title I of the Employee Retirement Income Security Act of 1974 (ERISA).

    The Plan was established October 1, 1992, for employees of Hazelwood Farms & St. Louis Wholesale Division of SUPERVALU, INC. (the Company). All employees who are members of a collective bargaining unit that have negotiated participation in the Plan and are age 21 or older and who have completed one year of service with the Company with at least 1,000 hours in each year may participate. Eligible employees may enroll in the Plan on the next enrollment date.

    The Plan allows for employee contributions under section 401(k) of the Internal Revenue Code under which participants may contribute from 1% to 15% of their recognized compensation to the Plan. These contributions are limited to Internal Revenue Service limitations of $10,000 in fiscal 2000 and 1999.

    All amounts contributed by employees are 100% vested at all times. Participant contributions may be directed into one or more of four funds within the SUPERVALU INC. 401(k) Master Trust [the 401(k) Master Trust]: (a) the SUPERVALU INC. Fixed Fund, (b) the Equity Index Fund, (c) the Brinson Global Equity Fund, or (d) the Wedge Small Cap Fund. Effective March 1, 1999, three additional funds were added as options to participants. The three additional funds are the Roxbury Mid-Cap Equity Fund, the Nicholas Applegate International Equity Fund, and the SUPERVALU Common Stock Fund.

    Effective May 22, 1999, the operations of Hazelwood Farms were sold to the Pillsbury Company. For purposes of the Plan, all Hazelwood Farms participants were treated as terminated as of that date. Participants with balances greater than $5,000 were given the option of leaving their investment in the Plan. All participants were given the option of rolling their investment over to an IRA, one of the qualified plans offered by the Pillsbury Company, or receiving a lump sum payment. Transfers to other plans of $5,318,897 reflect this activity.

    Effective February 1, 2000, the Plan merged into the SUPERVALU Wholesale Employees' 401(k) Plan (formerly the SUPERVALU INC. Pittsburgh Division Union 401(k) Plan for Local Collective Bargaining Associates). Transfers to other plans within the Master Trust of $1,018,662 in 2000 represent the activity of this plan merger. As a result, the assets of the Plan at January 31, 2000 are zero and the Plan is terminated.

    Effective December 1, 1998, the Plan accounts of participants who had previously transferred among plans within the 401(k) Master Trust were consolidated, resulting in each participant having only one account within the Master Trust. Transfers to other plans of $52,491 in 1999 reflect the net result of this activity in the Plan.

    Benefits under the Plan are payable in a lump sum.

                                                                     (Continued)

                    WETTERAU INCORPORATED MONEYBUILDER PLAN
                 AND TRUST FOR COLLECTIVE BARGAINING EMPLOYEES

                         Notes to Financial Statements

                    January 31, 2000 and February 28, 1999

    Participants currently employed by the Company can withdraw their employee contributions and rollover contributions at any time. Participants may receive an in-service hardship distribution from the vested portion of their accounts after completing the appropriate application forms and receiving approval from the Administrative Committee.

(2) Summary of Significant Accounting Policies

    (a)  Basis of Presentation

         The financial statements of the Plan are presented on the accrual basis of accounting.

    (b)  Investments

         Investment assets of the Plan are stated at current fair value. Investments in various funds represent the Plan's pro rata share of the quoted market value of the funds' net assets as reported by the Trustee.

         Purchases and sales of securities are recorded on a trade-date basis.

    (c)  Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

    (d)  Expenses

         The reasonable expenses of administering the Plan shall be payable out of the Plan's funds except to the extent that the Company, in its discretion, directly pays the expenses. The Company has paid certain administrative expenses of the Plan.

(3) Trustee

    Bankers Trust Company (the Trustee) has been appointed as Trustee and custodian of the Plan's assets. The trust agreement stipulates that the Trustee may resign at any time by giving 30 days' written notice to the Administrative Committee. The Administrative Committee may remove the Trustee at any time by giving 30 days' written notice of such action to the Trustee.

(4) Investments

    Under the terms of the trust agreement, the Trustee manages investments on behalf of the plans. In accordance with the trust agreement, certain assets of the Plan are held together with assets of other plans sponsored by SUPERVALU, INC. in the 401(k) Master Trust. The Trustee has been granted discretionary authority concerning the purchases and sales of the investments.

                                                                     (Continued)

                    WETTERAU INCORPORATED MONEYBUILDER PLAN
                 AND TRUST FOR COLLECTIVE BARGAINING EMPLOYEES

                         Notes to Financial Statements

                    January 31, 2000 and February 28, 1999

    The 401(k) Master Trust administers the SUPERVALU Wholesale Employees' 401(k) Plan, the SUPERVALU Retail Employees' 401(k) Plan, the SUPERVALU Pre-tax Savings and Profit Sharing Plan, the Pittsburgh Division Profit Sharing Plan, the Wetterau Incorporated Moneybuilder Plan and Trust for Collective Bargaining Employees, and SUPERVALU Retail Operations Profit Sharing and Super Saver Plan. On February 1, 2000, the Wetterau Incorporated Moneybuilder Plan and Trust for Collective Bargaining Employees merged into the SUPERVALU Wholesale Employees' 401(k) Plan. Also on February 1, 2000, the SUPERVALU Retail Operations Profit Sharing and Super Saver Plan merged into the SUPERVALU Retail Employees' 410(k) Plan.

    The Trustee allocates interest and investment income, and net appreciation (depreciation) in fair value to each of the funds in the 401(k) Master Trust based on the actual performance of each fund. The plans' assets are invested in the SUPERVALU INC. Fixed Fund, the Equity Index Fund, the Brinson Global Equity Fund, the Wedge Small Cap Fund, the Roxbury Mid Cap Equity Fund, the Nicholas Applegate International Equity Fund and the SUPERVALU Common Stock Fund. The Trustee also maintains a Short-Term Investment Fund, which is utilized as a clearing account for transactions. Financial information related to the 401(k) Master Trust is prepared and filed in accordance with the Department of Labor's regulations.

    The Plan record keeper (Hewitt Associates LLC) allocates interest and investment income, net realized (unrealized) gains and losses, and administrative expenses to each of the plans in the 401(k) Master Trust based upon the ratio of net assets of the Plan to the total net assets of the 401(k) Master Trust. Separate accounts are maintained by the record keeper for participants in each plan, and funds may be distributed to or withdrawn by participants in accordance with the appropriate plan's terms.

                    WETTERAU INCORPORATED MONEYBUILDER PLAN
                 AND TRUST FOR COLLECTIVE BARGAINING EMPLOYEES

                         Notes to Financial Statements

                    January 31, 2000 and February 28, 1999

    Fair values of investments in the 401(k) Master Trust are as follows:

                                                                      February 29,    February 28,
                                                                         2000              1999
                                                                      ------------    -------------
    Investments at fair value:
       Collective investment fund held by:
         SUPERVALU INC. Fixed Fund                                    $154,108,534     151,850,543
         Equity Index Fund (BT Pyramid Equity Index Fund)              216,357,672     220,402,391
         Brinson Global Equity Fund                                     12,059,937      15,578,580
         Wedge Small Cap Fund (BT Pyramid Russell 2000 Fund)               779,076         481,962
         Roxbury Mid Cap Equity Fund                                     1,308,973              --
         Nicholas Applegate International Equity Fund                   36,144,020              --
         SUPERVALU  Common Stock Fund                                      813,509         827,811

       Common stock held by:
         Wedge Small Cap Fund                                           23,332,609      25,510,678
         Roxbury Mid Cap Equity Fund                                    23,310,628              --
         SUPERVALU Common Stock Fund                                    23,584,877      23,961,328

       Cash and  cash equivalents                                          547,254         330,965
       Accrued income                                                      240,375       1,918,371
       Due from (to) broker                                                 77,906      (2,188,734)
       Loans receivable from participants                               14,505,298      12,247,152
                                                                      ------------   -------------

                                                                      $507,170,668     450,921,047
                                                                      ============   =============

    Net investment income for the 401(k) Master Trust for the fiscal years ended February 29, 2000 and February 28, 1999, is as follows:

                                                             2000           1999
                                                         ------------    -----------
    Net appreciation (depreciation) in fair
       value of investments:
         Collective investment funds                     $ 42,654,079     36,507,740
         Common stock                                      (1,967,946)    (7,351,854)
                                                         ------------    -----------

                                                           40,686,133     29,155,886

    Interest                                                1,390,999        995,478
    Dividends                                               2,274,881      2,833,827
                                                         ------------    -----------

                                                         $ 44,352,013     32,985,191
                                                         ============    ===========

                    WETTERAU INCORPORATED MONEYBUILDER PLAN
                 AND TRUST FOR COLLECTIVE BARGAINING EMPLOYEES

                         Notes to Financial Statements

                    January 31, 2000 and February 28, 1999

    At January 31, 2000 and February 28, 1999, the Plan held 0% and 1.6%, respectively, of the 401(k) Master Trust assets.

(5) Federal Income Tax Status

    The Plan received a favorable determination letter from the Internal Revenue Service dated November 14, 1995, indicating that the Plan met the requirements of Section 401(a) of the Internal Revenue Code (the Code) and that the trust established in connection therewith is exempt from federal income tax under Section 501(a) of the Code. The Company believes the Plan met the requirements of Section 401(a) of the Code through the date it was merged into the SuperValu Wholesale Employees' 401(K) Plan (see Note 1) and that the related trust is exempt from income tax under Section 501(a) of the Code. Therefore, no provisions for income taxes have been made.

(6) Party-in-interest Transactions

    The Plan engages in transactions involving the acquisition and disposition of investment funds with Bankers Trust Company, the Trustee, and the 401(k) Master Trust, who are parties-in-interest with respect to the Plan. These transactions are covered by an exemption from the "prohibited transactions" provision of ERISA and the Internal Revenue Code.

(7) Reconciliation of Financial Statements to Form 5500

    The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                                  January 31,        February 28,
                                                                     2000               1999
                                                                ---------------     --------------
    Net assets available for benefits per the financial
       statements                                               $          --            7,284,571
    Amounts allocated to withdrawing participants                          --               (8,705)
                                                                ---------------     --------------

             Net assets available for benefits per Form 5500    $          --            7,275,866
                                                                ===============     ==============

    The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the eleven months ended:


                                                                                      January 31,
                                                                                          2000
                                                                                     --------------
             Benefits paid to participants per the financial statements              $    1,908,499
             Less: Amounts allocated to withdrawing participants
                at  February 28, 1999                                                        (8,705)
                                                                                     --------------

                      Benefits paid to participants per Form 5500                    $    1,899,794
                                                                                     ==============

                    WETTERAU INCORPORATED MONEYBUILDER PLAN
                 AND TRUST FOR COLLECTIVE BARGAINING EMPLOYEES

                         Notes to Financial Statements

                    January 31, 2000 and February 28, 1999

    Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to February 28, 1999 but not paid as of that date.